Filed by MCG Capital Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: MCG Capital Corporation
(Registration Statement No. 333-204272)

MCG Capital Corporation	PRESS RELEASE
1001 19th Street North
10th Floor	Contact: Scott Walker
Arlington, VA 22209	(703) 247-7559
(703) 247-7500	SWalker@MCGCapital.com
(866) 774-4951 (FAX)
www.MCGCapital.com
FOR IMMEDIATE RELEASE
MCG Capital Corporation Responds to Revised Unsolicited Proposal from HC2 Holdings and Reaffirms Recommendation in Favor of Merger with PennantPark Floating Rate Capital
ARLINGTON, VA - June 8, 2015 - MCG Capital Corporation (NASDAQ: MCGC) announced today that its Board of Directors, after thorough consideration and consultation with its legal and financial advisors, has determined that the proposal to acquire MCG made by HC2 Holdings, Inc., as revised by HC2 on June 2, 2015 and June 3, 2015, does not constitute, and is not reasonably likely to lead to, a superior proposal under MCG’s existing merger agreement with PennantPark Floating Rate Capital Ltd. (NASDAQ: PFLT). The Board has unanimously affirmed its commitment to the pending merger with PFLT, and its recommendation that MCG stockholders vote in favor of the PFLT transaction.
Richard W. Neu, Chairman of the MCG Board of Directors, said “Over the past several weeks we have devoted extensive time and resources to evaluating the numerous 1940 Act and SEC issues we believe are posed by the proposed transaction with HC2 Holdings. We are familiar with HC2’s public statements on these topics, but do not believe they realistically address the legal and regulatory issues inherent in a transaction between MCG and HC2, and we believe these issues pose a material risk to the consummation of such a transaction.”
Mr. Neu continued, “This stands in contrast to the relative certainty of value we believe is offered to our shareholders by the existing transaction with PFLT if the required shareholder approvals are obtained, and the significant uncompensated harm in diminution of value that our shareholders would bear if MCG were to pursue but fail to complete a transaction with HC2. We remain committed to maximizing shareholder value and we look forward to hearing from our shareholders throughout this process.”
Today MCG filed with the SEC an investor presentation detailing the still unaddressed concerns around the contract that HC2 has proposed to enter into with MCG. MCG also filed materials setting forth a potential range of diminution in NAV per share if MCG were to pursue but not consummate a transaction with HC2. Additionally, MCG referred investors to its presentation of June 2, 2015, which addressed concerns as to HC2 and the valuation of its shares. Morgan Stanley & Co. LLC is serving as financial advisor to MCG, Wachtell, Lipton, Rosen & Katz is serving as legal counsel to MCG and Sutherland Asbill & Brennan LLP is serving as legal counsel to MCG with respect to the Investment Company Act of 1940.
About MCG Capital Corporation
MCG Capital Corporation is a solutions-focused commercial finance company providing capital and advisory services to lower middle-market companies throughout the United States. Its investment objective is to achieve attractive returns by generating current income and capital gains on its investments. Its capital is generally used by its portfolio companies to finance acquisitions, recapitalizations, buyouts, organic growth, working capital and other general corporate purposes.

Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that relate to future events, performance or financial condition of PFLT, MCGC and the combined company, management’s future expectations, beliefs, intentions, goals, strategies, plans or prospects. Statements other than statements of historical facts included in this press release may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including the ability of the parties to consummate the transaction described in this press release on the expected timeline (or at all), the failure of PFLT or MCGC stockholders to approve the proposed merger, the ability to realize the anticipated benefits of the transaction, the effects of disruption on the companies’ business from the proposed merger, the effect that the announcement or consummation of the merger may have on the trading price of the common stock of PFLT or MCGC, the combined company’s plans, expectations, objectives and intentions, the proposal made by HC2 Holdings, Inc. any decision by MCGC to pursue continued operations, a liquidation or an alternative transaction upon the termination of any merger agreement, changes in MCGC's NAV in the future, fees and expenses incurred by MCGC in connection with a liquidation, the value of MCGC's assets in a liquidation, the timeline to complete a liquidation, any changes to MCGC's listing, registration, management or board of directors in a liquidation, or any other alternative proposed transactions and any potential termination of the merger agreement, the actions of MCGC stockholders with respect to any proposed transactions, and the other factors described from time to time in the companies’ filings with the Securities and Exchange Commission. MCGC undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this press release.
Important Additional Information and Where to Find It
This communication is being made in respect of the proposed business combination involving PFLT and MCGC. In connection with the proposed transaction, PFLT has filed with the SEC a Registration Statement on Form N-14 that includes a joint proxy statement of PFLT and MCGC and that also constitutes a prospectus of PFLT. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of PFLT and MCGC. INVESTORS AND SECURITY HOLDERS OF PFLT AND MCGC ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
Investors and security holders will be able to obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by each of PFLT and MCGC through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained on PFLT’s website at www.pennantpark.com or on MCGC’s website at www.mcgcapital.com.
PFLT and MCGC and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from stockholders of PFLT and MCGC in respect of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the PFLT and MCGC stockholders in connection with the proposed acquisition, PFLT’s executive officers and directors and MCGC’s executive officers and directors is set forth in the Registration Statement on Form N-14, filed with the SEC on May 18, 2015. You can obtain free copies of these documents from PFLT and MCGC in the manner set forth above.
This press release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction. A registration statement relating to these securities will be filed with the Securities and Exchange Commission, and the securities may not be sold until the registration statement becomes effective. Investors are advised to carefully consider the investment objectives, risks and charges and expenses of PFLT before investing in its securities.
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